SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

19 December 2012, Wednesday

RYANAIR HOLDINGS PLC
RNS Number :
Ryanair Holdings PLC ("the Company")
19 December 2012

The Company announced the appointment of Julie O'Neill and Louise Phelan to its Board of Directors on 13 December, 2012.

The Company hereby makes the following additional disclosures in respect of Ms. O'Neill and Ms. Phelan in compliance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Ms. O'Neill does not hold, and has not in the past five years held, a directorship in any other publicly quoted companies.

The Company hereby confirms that Ms. O'Neill has no further disclosures to make in accordance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Ms. Phelan does not hold, and has not in the past five years held, a directorship in any other publicly quoted companies.

The Company hereby confirms that Ms. Phelan has no further disclosures to make in accordance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Contact:

Juliusz Komorek
Company Secretary

Tel: 00 3531 812 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary